787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 15, 2011

VIA EDGAR

Craig Ruckman
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BlackRock Equity Dividend V.I. Fund, a series of BlackRock Variable Series Funds, Inc. Post-Effective Amendment No. 53 File Nos. 002-74452 and 811-03290

Dear Mr. Ruckman:

     On behalf of BlackRock Equity Dividend V.I. Fund (the “Fund”), BlackRock Variable Series Funds, Inc. (the “Registrant”) filed Post-Effective Amendment No. 53 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) on February 15, 2011 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). This letter responds to telephonic comments with respect to the Amendment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 1, 2011.

     The Staff’s comments are described below in italicized text and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. The Staff’s comments have been categorized as “General Comments,” “Prospectus Comments,” and “Statement of Additional Information Comments,” and the comments have been grouped accordingly under each category.

GENERAL COMMENTS

Comment 1:	Cover: Please include the legend required under Rule 498(b)(1)(v) if the Fund intends to rely on Rule 498 and delivers a summary prospectus.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

April 15, 2011

Response:	The Fund does not intend to rely on Rule 498 and therefore, will not include the legend required under Rule 498(b)(1)(v).

Comment 2:	Please supplementally confirm that the Fund will post its proxy materials on the Internet in accordance with Rule 14a-16 of the Securities Exchange Act of 1934.

Response:

The Fund confirms that if in the future it seeks shareholder approval for a proposal and in connection with such proposal seeks to make proxy materials available through the Internet, the Fund will post its proxy materials on its website in accordance with the requirements of Rule 14a-16.

Comment 3:	Please confirm that the Fund is aware of its obligation to file interactive XBRL data for the Fund’s risk/return summary within 15 business days of the effectiveness date of the 485(b) filing.

Response:	The Fund confirms that it is aware of its obligation to file interactive XBRL data.

Comment 4:	Please remove any information about the other series of the Registrant, if all of the series of the Registrant, including the Fund, will not file jointly.

Response:	The Registrant will jointly file the registration statements of each of its series, including the Fund.

Comment 5: Response:	Cover: Please disclose the class(es) to which the Amendment relates. The Fund has incorporated new cover pages for each series that disclose the class(es).

PROSPECTUS COMMENTS

Comment 6:	Please change the heading from “Fund Overview” to “Summary Prospectus” or “Fund Summary” if the Fund intends to rely on Rule 498.

Response:	The Fund does not intend to rely on Rule 498. Thus, the referenced change in headings has not been made.

Comment 7:

Principal Investment Strategies: Please revise the principal investment strategies in the “Fund Overview” section such that the disclosure is more of a summary of the principal investment strategies in the “Details About the Fund” section. For example, please move the disclosure related to the features of convertible securities and preferred stock to the “Details About the Fund” section of the Prospectus.

April 15, 2011

Response:

The Fund respectfully declines to make the changes suggested by the Staff. The Fund believes that it has appropriately summarized the Fund’s principal investment strategies in the “Fund Overview” section.

Comment 8:

Principal Investment Strategies: Please disclose that the Fund will employ value-oriented and growth-oriented strategies in the “Fund Overview: Principal Investment Strategies” narrative based on the disclosure in “Details about the Fund: Investment Process.”

Response:

The Fund respectfully notes that it believes that the current disclosure in the Registration Statement adequately responds to the comment. Specifically, the current “Fund Overview: Principal Investment Strategies” narrative states:

“BlackRock chooses investments for the Fund that it believes will both increase in value over the long term and provide current income, focusing on investments that will do both instead of those that will favor current income over capital appreciation.”

Comment 9:

Principal Investment Strategies: The Prospectus notes that the Fund may invest in “securities or other instruments whose price is linked to the value of common stock” on page 4. Please clarify whether this disclosure refers to derivatives. If so, please clearly disclose that the Fund may invest in derivatives and describe the types of investments the Fund plans on investing in. Please include corresponding risks, as appropriate.

Response:

The Fund has removed the disclosure that states that the Fund may invest “in securities or other instruments whose price is linked to the value of common stock” from the “Fund Overview: Principal Investment Strategies” section. In 2010, the Fund invested less than 1% of its net assets in derivatives. The Fund does not believe that it is appropriate to include derivatives as a principal strategy of the Fund at this time; however, derivatives is included as a non- principal strategy and risk of the Fund.

Comment 10:	Principal Risk: Please revise the last sentence of the narrative in “Principal Risks of Investing in the Fund” to replace “certain risks” with “principal risks.”

Response:

The Fund respectfully declines to make the requested change. The Fund submits that since this narrative is under the heading “Principal Risks of Investing in the Fund,” it appropriately reflects that the risks listed in that section are principal in nature.

Comment 11:

Principal Risks: Please add risks associated with value and growth investment styles and risks associated with investing in preferred stock, small and mid-cap companies and, if appropriate, derivatives.

April 15, 2011

Response:

The Fund has made the requested change to add investment style risk and preferred stock risk disclosure in the “Fund Overview: Principal Risks of Investing in the Fund” section.

The Fund respectfully declines to add small and mid-cap companies risk as a principal risk. While the Fund has the ability to invest in small and mid-cap companies, the Fund generally focuses on large cap securities. The Fund does not believe that it is appropriate to include small and mid-cap companies risk as a principal risk of the Fund at this time; however, this risk is disclosed as an other risk of the Fund.

The Fund respectfully declines to add derivatives risk as a principal risk The Fund may invest in derivatives as a non-principal strategy, as noted under the heading “Other Strategies.” Derivatives risk is also included as a non-principal risk. Please see response to Comment #10.

Comment 12:	Performance Information: Please revise the narrative preceding the bar chart to make it more concise.

Response:	The Fund respectfully declines to make the changes suggested by the Staff. The Fund believes that it has appropriately provided the information required in the “Performance Information” section.

Comment 13:	Performance Information: Please remove the year-to-date return information as per Item 4(2)(ii) of Form N-1A since the calendar year end is the same as the fiscal year end.

Response: Comment 14:

The requested change has been made.

Performance Information: Please update the disclosure after the “Average Annual Total Returns” table and present it as a footnote to the table rather than stand-alone disclosure.

Response: Comment 15:

The requested change has been made.

Please change the heading from “Payments to Insurance Companies and Other Financial Intermediaries” to “Payments to Broker/Dealers and Other Financial Intermediaries.”

Response: Comment 16:	The requested change has been made. Investment Process: Please include the discussion of investment process as a subheading under principal investment strategies.

Response:	The Fund respectfully declines to make the requested change. The Fund submits that with the exception of Items 2 through Items 8, Form N-1A permits

April 15, 2011

the Fund to organize its prospectus in any order so long as the organization makes it easy for investors to understand. The Fund believes that the organization and presentation of the information contained in the prospectus satisfies this requirement and makes it easy for investors to understand.

Comment 17:	Other Strategies: Please confirm supplementally that none of the strategies discussed in the “Other Strategies” section is a principal investment strategy of the Fund.

Response:	The Fund confirms that none of the strategies discussed in the “Other Strategies” section is a principal investment strategy of the Fund.

Comment 18:	Other Strategies: In the “Other Strategies” and risks associated with “Other Strategies,” please clarify that the strategies and risks are non-principal.

Response: Comment 19:

The requested change has been made.

Other Strategies: Because the Fund may invest up to 15% of its net assets in illiquid securities, please explain why illiquid securities are not considered a principal investment strategy.

Response:

While the Fund has the ability to invest up to 15% of its net assets in illiquid securities, the Fund does not currently invest a significant portion of its net assets in illiquid securities. The Fund does not believe that it is appropriate to include illiquid securities as a principal investment strategy at this time. In the future, if the Fund does invest significantly in illiquid securities, the Fund will consider including illiquid securities as a principal investment strategy.

Comment 20:	Short-Term Trading Policy: Please supplementally confirm that all disclosure in this section is applicable to insurance products. If not, please revise the disclosure accordingly.

Response:	The Boards of the BlackRock open-end funds have adopted a joint Short-Term Trading Policy for consistency and this Policy is applicable across the entire open-end complex.

Comment 21:

Back Cover Page: On the back cover page, under the heading BlackRock Investor Services, it states that “Representatives are available to discuss account balance information, mutual fund prospectuses, literature, programs and services available. Hours: 8:00 a.m. to 6:00 p.m. (Eastern time), Monday- Friday. Call: (800) 441-7762.” Since this does not apply to insurance products, please revise the disclosure accordingly.

Response:	The Fund confirms that documents can be obtained by calling BlackRock Investor Services. The Fund has deleted the reference to discussing “account balance information.”

April 15, 2011

Comment 22:	Back Cover Page: Does Fund make its SAI and semi-annual and annual reports available at a specified website address? If not, disclose reasons why not.

Response:

The Fund makes its SAI and semi-annual and annual reports available at www.blackrock.com/prospectus/insurance. This disclosure has been included on the back cover page under the “Statement of Additional Information (SAI)” heading as follows:

“The SAI, which includes additional information about each Fund, may be obtained free of charge, along with the Fund's annual and semi-annual reports, by calling (800) 441-7762 or visiting www.blackrock.com/prospectus/insurance.”

Comment 23:	Back Cover Page: The 1933 Act File No. is listed instead of the 1940 Act File No. Please revise accordingly.

Response:	The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Comment 24: Response: Comment 25:

Cover Page: Please disclose the class or classes to which the SAI relates.

The requested change has been made.

Cover Page: In the introductory paragraph, please revise the first 3 sentences for clarity.

Response: Comment 26:	The requested change has been made. On Page I-5, please remove the footnote 2 disclosure that relates to the restrictions based on the former investment policies and strategies of the Fund.

Response:

The requested change has been made to remove the following language from footnote 2:

“In addition, this restriction will not restrict the Equity Dividend V.I. Fund, under normal circumstances, from investing 80% or more of its total assets in equity and debt securities issued by domestic and foreign companies in the utilities industries (i.e., electricity, telecommunications, gas or water).”

Comment 27:	On Page I-6, please remove and/or update the disclosure that relates to the restrictions based on the former investment policies and strategies of the Fund.

Response:	The requested change has been made. The language has been updated as follows:

April 15, 2011

“…(vii) the Equity Dividend V.I. Fund has adopted a non-fundamental policy to invest, under normal circumstances, at least 80% of its assets in equity securities and at least 80% of its assets in dividend paying securities, without providing the shareholders of any such Fund with at least 60 days prior notice of any change in the relevant Fund’s non-fundamental policy described in the preceding sentence.”

Comment 28:	Please reorder the table under “Management Fees” and any other section with a similar list so that the Fund appears in alphabetical order.

Response: Comment 29:	The requested change has been made. Please confirm that the benchmark, Lipper Utility Funds classification, for Kathleen Anderson, a portfolio manager of the Fund, is correct.

Response:	The benchmark for Kathleen Anderson has been updated to Lipper Equity Income Funds classification for the Fund.

Comment 30:	Please confirm relevance of including “Utilities Industries” disclosure in SAI Part II given the change in Fund’s policies and strategies.

Response:

Although the Fund no longer has an 80% policy of investing in equity and debt securities issued by utility companies, the Fund still may invest in the utilities industry generally. The Fund has added an investments chart in SAI Part I that shows the Fund’s ability to invest in the utilities industry generally.

Comment 31:	Selective Disclosure of Portfolio Holdings: Please confirm whether the Confidentiality Agreement imposes a duty not to trade. If so, please update the disclosure accordingly.

Response:

The service providers that receive the portfolio holdings have signed confidentiality agreements with BlackRock, which preclude these service providers from releasing the non-public information or trading based upon the non-public information.

The Fund respectfully notes that it believes that the current disclosure in the Registration Statement adequately responds to the comment. Specifically, the current narrative disclosure on page II-64 states:

“The Funds and the Manager monitor, to the extent possible, the use of Confidential Information by the individuals or firms to which it has been disclosed. To do so, in addition to the requirements of any applicable confidentiality agreement and/or the terms and conditions of the Funds’ and Manager’s Code of Ethics and Code of Business Conduct and Ethics — all of which require persons or entities in possession of Confidential Information to

April 15, 2011

keep such information confidential and not to trade on such information for their own benefit — the Manager’s compliance personnel under the supervision of the Funds’ Chief Compliance Officer, monitor the Manager’s securities trading desks to determine whether individuals or firms who have received Confidential Information have made any trades on the basis of that information.”

Comment 32:

Ongoing Arrangements. For each recipient of information pursuant to an ongoing arrangement, please disclose the length of the lag, if any, between the date of the information and the date in which the information is disclosed to the recipient.

Response:

The Fund respectfully notes that it believes that the current disclosure in the Registration Statement adequately responds to the comment. Specifically, the current narrative disclosure in the “Disclosure of Portfolio Holdings” section under the sub-headings “Portfolio Characteristics” and “ Portfolio Holdings” on pages II-63 to II-64 provides the requested information.

Comment 33:	Portfolio turnover. Please explain any significant variation in portfolio turnover in the past two fiscal years or any anticipated variation from the last fiscal year end for the Fund.

Response:

The requested change has been made. The Fund has added the following disclosure:

“For the fiscal years ended December 31, 2009 and 2010, the Fund’s portfolio turnover was 24% and 103%, respectively. The increase in the portfolio turnover rate was due to the rebalancing of the Fund’s portfolio in order to implement the new strategy.”

     The Registrant’s Tandy representations are enclosed with this letter.

     Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Anthony Geron
Anthony Geron

cc:	Ben Archibald, Esq. Maria Gattuso, Esq.